

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 7, 2016

Mr. Kevin DeNuccio
Chief Executive Officer
Violin Memory, Inc.
4555 Great America Parkway
Santa Clara, California 95054

   Re: **Violin Memory, Inc.**
       Form 10-K for the Fiscal Year Ended January 31, 2015
       Filed April 8, 2015
       File No. 001-36069

Dear Mr. DeNuccio:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kathleen Collins

          Kathleen Collins
          Accounting Branch Chief
          Office of Information Technologies
          and Services